August 24, 2010

Mr. Jeffrey Gordon

Staff Accountant

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:         Hill International, Inc.

              Form 8-K Item 4.01 filed August 17, 2010

              File #1-33961

Dear Mr. Gordon:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 20, 2010 (the “Letter”) relating to the above-captioned Current Report on Form 8-K. In response to the Staff’s comments, on August 23, 2010, we filed with the Commission Amendment No. 1 to the aforementioned Current Report on Form 8-K (as so amended, the “Form 8-K”) For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which comment has been reproduced from the Letter in the order presented and as numbered in the Letter.

1.	Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, we made the appropriate changes in paragraph 1 to the Form 8-K.

2.	Please also clearly disclose in an amended Form 8-K the date you engaged your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we made the appropriate changes in paragraph 1 to the Form 8-K.

3.	Please amend the Form 8-K to disclose whether there were any consultations with your new accountant during the two most recent fiscal years and through the date of engagement as required by Item 304(a)(2) of Regulation S-K. Your current disclosure only refers to the most recent fiscal year and through the date of this Form 8-K.

Response: In response to the Staff’s comment, we made the appropriate changes in paragraph 2 to the Form 8-K.

4.	You disclose that the former accountant’s report on your financial statements as of and for the year ended December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer or opinion, modification or qualification. As such, please amend your Form 8-K accordingly to refer to the former accountant’s reports on the financial statements for either of the past two years.

Response: In response to the Staff’s comment, we made the appropriate changes in paragraph 3 to the Form 8-K.

5.	You also disclose that there were no disagreements or reportable events during the fiscal year ended December 31, 2009 and through the date of the Form 8-K. The disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please revise accordingly.

Response: In response to the Staff’s comment, we made the appropriate changes in paragraph 4 to the Form 8-K.

6.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K

Response: In response to the Staff’s comment, we have obtained such a letter from our former accountants and have filed it as Exhibit 16.1 to the Form 8-K.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 856-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer